EXHIBIT 99.2

Himax Allied With Wingtech, China's Largest Handset Solution Provider, for LCOS Mobile Projectors

TAINAN, Taiwan, Nov. 3, 2008 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) announced today it has allied with Wingtech Group ("Wingtech"), China's largest handset solution provider, in the development of LCOS mobile projector for China market.

Himax's LCOS mobile projection solutions can be designed as a standalone projector, an accessory type projector or embedded into different consumer electronics. There are a number of China handset manufacturers showing interest in adopting Himax LCOS solution and many of them have already started design-in projects with the expected commercial production to take place in the first half of 2009.

Himax, as a strategic partner of Wingtech, was invited to the inauguration ceremony of Wingtech's handset manufacturing base in Jiaxing, China and to speak at its technology forum along with handset-related companies including China Mobile, China Telecom, SINA, NXP, Qualcomm, Spreadtrum and so on. Established in late 2005, Wingtech has become the largest handset solution provider in China, with 18 million units of handset shipped in 2007, according to iSuppli. To strengthen its leading position in the China handset segment, Wingtech has developed a handset manufacturing base in Jiaxing, where the upstream and downstream handset-related companies are located and operated in a more efficient and coordinated manner.

Worldwide handset shipment is estimated to be in the range of 1.2-1.3 billion units per year, of which more than 100 million units are Chinese brands. Handset solution providers, such as Wingtech, play an integral and critical role in the Chinese handset market in determining product roadmap and new features. The partnership between Himax and Wingtech is expected to accelerate a broader adoption of Himax LCOS mobile projection solutions in the Chinese market in the long-term.

Jordan Wu, President and Chief Executive Officer of Himax, commented, "Over the years, Himax has spent a significant amount of resources in the development of LCOS mobile projection solution for a number of mobile applications. Himax's proprietary single-panel color filter type LCOS mobile projection solution enables a simple and compact optical engine, allowing for ultra small size, low power consumption, easy manufacturing and attractive costs. China white brand handset segment is well-known for its aggressive pursuit of new features and fast time-to-market. We expect these China handset brands to be one of the early adopters of our LCOS technology."

Xuezheng Zhang, Chairman of Wingtech, commented, "Jiaxing handset manufacturing base strengthens the Chinese handset supply chain, providing better project management and quality control. We are seeing increasing popularity of multi-media content in China but consumers' viewing experience has been limited by the handset screen size. We are working intensively with Himax as we believe Himax LCOS mobile projectors will be a popular feature in the Chinese market."

About Wingtech

Wingtech group was founded in Hong Kong at the end of 2005 and ever since then, it has been devoted to R&D, manufacturing and marketing of mobile terminals. The main business scope includes complete design and manufacture solution for mobile phones and value-added services based on mobile terminals. With technological strength and excellent products, more than two years from its establishment, Wingtech has risen to be one of the top Chinese mobile companies.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solution, power management ICs and LCOS microdisplays. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Suzhou and Shenzhen, China; Yokohama, Japan and Anyangsi Kyungkido, South Korea.

Forward-Looking Statements:

Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company's SEC filings, including its Form 20-F dated June 22, 2007, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
            +886-2-2370-3999 Ext. 22300
            max_chan@himax.com.tw
          Investor Relations
          Jessie Wang
            +886-2-2370-3999 Ext. 22618
            jessie_wang@himax.com.tw

          In the U.S.
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          Joseph Villalta
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